UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)

Enova Systems Inc.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

29355M20

(CUSIP Number)

Darren Ofsink, Esq.

Guzov Ofsink, LLC

900 Third Avenue, 5th Floor

New York, New York 10022

Tel. No. (212) 371-8008

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355M20	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Low-Beer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000,000(1)
	8	SHARED VOTING POWER 18,528,240(2)(3)
	9	SOLE DISPOSITIVE POWER 4,000,000(1)
	10	SHARED DISPOSITIVE POWER 18,528,240(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,528,240(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%(1)(2)(3)
14	TYPE OF REPORTING PERSON* IN

(1)Includes 2,000,000 shares of Common Stock issuable upon exercise of the Warrants.

(2)Includes 16,528,240 shares of Common Stock held by managed accounts, of which 8,250,000 shares are issuable upon exercise of the Warrants. The Reporting Person has discretionary trading authority over these securities. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest thereof.

(3)Includes 2,000,000 shares of Common Stock held by ALB Private Investments, LLC, of which 1,000,000 shares are issuable upon exercise of the Warrants. The Reporting Person is the sole beneficial owner of ALB Private Investments, LLC. Mr. Francis A. Mlynarczyk, Jr. is the Manager of ALB Investments, LLC. Mr. Mlynarczyk holds sole voting and investment discretion with respect to the shares beneficially owned by ALB Private Investments, LLC.

CUSIP No. 29355M20	13D	Page 2 of 6 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, no par value (the “Common Stock”), of Enova Systems, Inc., a California corporation (the “Company”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”). The principal executive office and mailing address of the Company is 1560 West 190th Street, Torrance, California 90501.

Item 2. Identity and Background.

(a) This Statement on Schedule 13D is filed by Mr. Anthony Low-Beer (the "Reporting Person").

(b) The business address of the Reporting Persons is 10 Rockefeller Plaza, Suite 720, New York, New York 10020.

(c) Mr. Low-Beer is a member and registered principal at Scarsdale Equities LLC.

(d) & (e) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) The Reporting Person is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On December 30, 2011, the Company sold a total of 11,250,000 shares of Common Stock at $0.15 per share for an aggregate purchase price of $1,687,500, together with warrants to purchase up to an equal number of shares of the Common Stock (the “Warrants”), to a total of seventeen accredited investors (collectively, the “Investors”), including 2,000,000 shares and respective Warrants acquired by the Reporting Person and 1,000,000 shares and respective Warrants acquired by ALB Private Investments, LLC, of which the Reporting Person is the sole beneficial owner. Additionally, on February 2, 2012 and February 3, 2012, 28,240 shares of Common Stock were acquired for an aggregate purchase price of $10,186 in open market transactions by certain managed accounts over which the Reporting Person has discretionary trading authority.

The Reporting Person has discretionary trading authority over the securities acquired by the Investors representing managed accounts in the total amount of 16,528,240 shares of Common Stock including 8,250,000 shares issuable upon exercise of the Warrants. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest thereof, and the filing of this report shall not be deemed an admission of beneficial ownership for purposes of Regulation 13D or for any other purpose.

CUSIP No. 29355M20	13D	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

The Reporting Person and an entity of which the Reporting Person is the sole beneficial owner acquired the Company’s securities in a private placement as described in Item 3 herein. The Reporting Person has discretionary trading authority over the securities acquired and held by the Investors representing managed accounts as described in Item 3 herein.

Except as described above, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Any other material change in the Company's business or corporate structure;
(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a),(b) As of the date hereof, the Reporting Persons may be deemed to beneficially own 22,528,240 shares of Common Stock including 11,250,000 shares of Common Stock issuable upon exercise of the Warrants, which represent approximately 41.7% of 42,765,223 shares of Common Stock outstanding as of January 27, 2012 as disclosed in the Company’s registration statement on Form S-3 filed on February 2, 2012. The Reporting Person disclaims beneficial ownership of 16,528,240 shares of Common Stock including 8,250,000 shares issuable upon exercise of the Warrants which are held by Investors representing managed accounts except to the extent of his pecuniary interest thereof, and the filing of this report shall not be deemed an admission of beneficial ownership for purposes of Regulation 13D or for any other purpose.

(c) Other than transactions in the shares of Common Stock reported herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 29355M20	13D	Page 5 of 6 Pages

Item 7. Material to be Filed as Exhibits.

1. Form of Warrant and Common Stock Purchase Agreement dated as December 15, 2011*

2. Form of Warrant**

________________

* Incorporated by reference to Exhibit 99.1 to the Company’s current report of Form 8-K, filed with the SEC on December 19, 2011.

** Incorporated by reference to Exhibit 99.2 to the Company’s current report of Form 8-K, filed with the SEC on December 19, 2011.

CUSIP No. 29355M20	13D	Page 6 of 6 Pages

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 2012

/s/ Anthony Low-Beer

Anthony Low-Beer